# *** Exercise Your *Right* to Vote ***

## Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on June 24, 2020.

**POLYMET MINING CORP.**

POLYMET MINING CORP.
FIRST CANADIAN PLACE
100 KING STREET WEST
SUITE 5700
TORONTO, ONTARIO
M5X 1C7

D16918-P39687

**Meeting Information**

**Meeting Type:** Annual General and Special Meeting
**For holders as of:** May 7, 2020
**Date:** June 24, 2020 **Time:** 10:00 AM (Pacific Time)
**Location:** Farris LLP
25th Floor, 700 West Georgia Street
Vancouver, British Columbia

or Meeting live via the Internet:
www.virtualshareholdermeeting.com/PLM2020
Due to COVID-19, shareholders are encouraged to attend virtually.

You are receiving this communication because you hold shares in the company named above.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

**See the reverse side of this notice to obtain proxy materials and voting instructions.**

## Before You Vote

How to Access the Proxy Materials

**Proxy Materials Available to VIEW or RECEIVE:**

ANNUAL REPORT INFORMATION CIRCULAR/PROXY STATEMENT

**How to View Online:**
Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX (located on the following page) and visit: *www.proxyvote.com.*

**How to Request and Receive a PAPER or E-MAIL Copy:**
If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) *BY INTERNET*: www.proxyvote.com
2) *BY TELEPHONE*: 1-800-579-1639
3) *BY E-MAIL**: sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before June 10, 2020 to facilitate timely delivery.

## How To Vote

Please Choose One of the Following Voting Methods

**Vote In Person:** Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

**Vote By Internet:** To vote now by Internet, go to *www.proxyvote.com*. Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX (located on the following page) available and follow the instructions.

**Vote By Mail:** You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

D16919-P39687

## Voting Items

**The Board of Directors recommends you vote FOR the following proposals:**

1. **Election of Directors**

   To elect seven directors

   1a. Jonathan Cherry

   1b. Dr. David Dreisinger

   1c. David J. Fermo

   1d. Alan R. Hodnik

   1e. Roberto Huby

   1f. Hilmar Rode

   1g. Stephen Rowland

2. **Appointment of Auditors**
   Appointment of Deloitte & Touche LLP as auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

3. **Approval of Share Consolidation**
   Approve a special resolution to consolidate the issued and outstanding common shares of the Company on the basis of up to ten (10) pre-Consolidation shares for one (1) post-Consolidation share and further authorize the Company's Board of Directors to determine when and if to effect such consolidation.

**NOTE:** Such other business as may properly come before the meeting or any adjournment or postponement thereof.